Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	For the Six
	Months Ended
	June 30,
	2012	2011
Income (loss) from continuing operations before taxes	$750	$838
Sub-total of fixed charges	140	156
Sub-total of adjusted income (loss)	890	994
Interest on annuities and financial products	1,237	1,234
Adjusted income (loss) base	$2,127	$2,228
Fixed Charges
Interest and debt expense	$135	$144
Interest expense related to uncertain tax positions	1	5
Portion of rent expense representing interest	4	7
Sub-total of fixed charges excluding interest on annuities and financial products	140	156
Interest on annuities and financial products	1,237	1,234
Total fixed charges	$1,377	$1,390

Ratio of sub-total of adjusted income (loss) to sub-total of fixed charges excluding interest on annuities and financial products	6.36	6.37
Ratio of adjusted income (loss) base to total fixed charges	1.54	1.60